FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 23, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated December 22, 2008

2.

Material Change Report dated December 22, 2008 (re: December 22/08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  December 23, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Appoints Chief Operating Officer

Vancouver, BC – December 22, 2008:  Petaquilla Minerals Ltd. (“Petaquilla” or the "Company") today announced the appointment of Joao Manuel to the position of Chief Operating Officer.  Previously Mr. Manuel was Chief Financial Officer of Petaquilla Copper Ltd. and was closely involved with the day to day operation of that company until its sale to Inmet Mining Corporation in September 2008.  As Chief Operating Officer of Petaquilla, Mr. Manuel will be responsible for the management of existing operations in Panama, where the Company owns 100% of the Molejon Gold Mine, and a 100% interest in several large mineral concessions adjacent to the Mine.

Before joining the Company, Mr. Manuel held senior management positions in a number of large multinational companies.  His previous positions include Chief Financial Officer of Europe’s 4th largest paper merchant group, where he was responsible for the group’s financial management and overall monitoring of operations in nine European countries: Germany, France, Spain, Switzerland, Portugal, Belgium, Luxembourg, Italy and UK.  The group had sales of EUR 1.1 billion and 1600 employees.  Mr. Manuel also held positions as General Manager and Group VP in large European pulp and paper manufacturers and as Operations Controller of Nokia’s Consumer Electronics business.  He is fluent in English, French, Portuguese and Spanish.

The Company is delighted that Mr. Manuel has decided to join the Company as his experience in corporate development and business management will be an enormous benefit to the successful operations of the Company.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to commence the commissioning of its 100%-owned Molejon Gold Project in the latter half of December 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

December 22, 2008

Item 3.

News Release

The Company’s news release dated December 22, 2008, was disseminated by Marketwire, Incorporated on December 22, 2008.

Item 4.

Summary of Material Change

The Company announced the appointment of Joao Manuel to the position of Chief Operating Officer.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated December 22, 2008

PETAQUILLA MINERALS LTD.

Per:   “Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.
Contact person:	Richard Fifer
Contact Telephone number:	604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Appoints Chief Operating Officer

Vancouver, BC – December 22, 2008:  Petaquilla Minerals Ltd. (“Petaquilla” or the "Company") today announced the appointment of Joao Manuel to the position of Chief Operating Officer.  Previously Mr. Manuel was Chief Financial Officer of Petaquilla Copper Ltd. and was closely involved with the day to day operation of that company until its sale to Inmet Mining Corporation in September 2008.  As Chief Operating Officer of Petaquilla, Mr. Manuel will be responsible for the management of existing operations in Panama, where the Company owns 100% of the Molejon Gold Mine, and a 100% interest in several large mineral concessions adjacent to the Mine.

Before joining the Company, Mr. Manuel held senior management positions in a number of large multinational companies.  His previous positions include Chief Financial Officer of Europe’s 4th largest paper merchant group, where he was responsible for the group’s financial management and overall monitoring of operations in nine European countries: Germany, France, Spain, Switzerland, Portugal, Belgium, Luxembourg, Italy and UK.  The group had sales of EUR 1.1 billion and 1600 employees.  Mr. Manuel also held positions as General Manager and Group VP in large European pulp and paper manufacturers and as Operations Controller of Nokia’s Consumer Electronics business.  He is fluent in English, French, Portuguese and Spanish.

The Company is delighted that Mr. Manuel has decided to join the Company as his experience in corporate development and business management will be an enormous benefit to the successful operations of the Company.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to commence the commissioning of its 100%-owned Molejon Gold Project in the latter half of December 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.